Michael F. Doolan
EXECUTIVE VICE PRESIDENT and
CHIEF FINANCIAL OFFICER

May 3, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Tia L. Jenkins, Senior Assistant Chief Accountant
Craig Arakawa
Nasreen Mohammed
George K. Schuler

Re.: Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012, Filed on March 18, 2013
File No. 001-34827

Ladies and Gentlemen:

Molycorp, Inc., a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated April 30, 2013 (the “Comment Letter”), with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

The Commission has asked that the Company either respond to the Commission's comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. Further to a conversation with Craig Arakawa on May 2, 2013, the Company is requesting that it be allowed to respond on or before May 29, 2013. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission's comments.

If you have any questions regarding the foregoing, please contact Jim Allen, Senior Vice President of Finance and Treasurer at (303) 843-8058.

Very Truly Yours,

/s/ Michael F. Doolan

Michael F. Doolan
Executive Vice President and
Chief Financial Officer

MOLYCORP, INC. 5619 Denver Tech Center Pkwy., Suite 1000 Greenwood Village, CO 80111	www.MOLYCORP.com 303-843-8040 PHONE 303-843-8082 FAX